Exhibit 99.1

TRULITE, INC.
Three Riverway
Suite 1700
Houston, TX 77056

April 20, 2006

Mark Webb, Esq.
Legal Branch Chief
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Trulite, Inc.
Amendment No. 1 to Registration Statement on Form 10-SB
Filed February 23, 2005
File No. 0-51696

Dear Mr. Webb:

This letter is in response to the comments contained in the Staff’s letter to John Sifonis, dated March 10, 2006 (the “Comment Letter”) concerning the above-referenced registration statement (the “Registration Statement”). The responses below correspond to the numbered comments contained in the Comment Letter. Capitalized terms not otherwise defined herein have their respective meanings as set forth in the Registration Statement.

 Item 1- Description of Business, page 2

1.       In the interest of clarity and simplicity, please revise and reorganize the Business  section. We suggest the following organization:

-	Begin with a broad summary discussion of the company’s business, including its current products and the markets for its products;
-	Next include a brief discussion of the history of the company, i.e., the founding of Trulite Technology and the merger with Trulite, Inc.;
-	Provide a brief overview of the current status of the alternate fuel industry, in particular the development of hydrogen fuel cell products;
-
Provide a general discussion of the company’s products, followed by a more detailed discussion of the development of those products, then an in-depth discussion of the HydroCell and Kitty Hawk products;

-	Discuss the current status of your projects, including all sales to date;
-	Then proceed with your discussion of such matters as market opportunities, business plan and strategies, and strategic relationships.
-	Including a separate discussion regarding funding, including government awards and private funding.
-	Use subheadings wherever possible

We have made the requested change in the revised Form 10-SB/A filed concurrently with this letter.

2.       In your discussion of your relationship with Synexus, please clarify what fuel cell stack and control technology is, and describe as clearly as possible the separate contributions of each company to the final products.

We have made the requested change in the revised Form 10-SB/A filed concurrently with this letter.

3.       In your Product discussion, please clarify the relationship between the HydroCell and the Kitty Hawk. That is, does the HydroCell act as a component of the Kitty Hawk? If so, can they be marketed separately? Or are they strictly separate products?

We have made the requested change in the revised Form 10-SB/A filed concurrently with this letter.

4.       Please revise to clarify all technical terms and jargon. We note, foe example, “control block and cartridge” on page 5. Perhaps a brief visual sketch of these products would be useful.

We have made the requested change in the revised Form 10-SB/A filed concurrently with this letter.

5.       We also note such terms as “beta unit” and “proof of concept prototype” and “functioning demonstration unit.” In your discussion of the development of your products, please carefully define and distinguish these stages. In particular, explain clearly how far away you are from a fully tested, fully commercial product.

We have made the requested change in the revised Form 10-SB/A filed concurrently with this letter.

6.       You state on page 8 that the HydroCell can store a “large amount of energy” in a compact package. Yet on page 5 you state that it is capable of producing only 25 watts of power for several hours. Please clarify. Is this adequate power for typical users in the pipeline and well head markets?

We have made the requested change in the revised Form 10-SB/A filed concurrently with this letter.

7.       On page 10 you refer to “long periods of storage or inactivity.” Please define this phrase as precisely as possible as well as any similar descriptions. We note, for example, the phrase “in the near future” at the bottom of page 14 regarding technical limitations on MCEL’s products.

We have made the requested change in the revised Form 10-SB/A filed concurrently with this letter.

8.       At the top of page 4 you refer to “unpatented technology.” Does this refer to your own developed technology? Yet you refer on page 10 to five provisional patents, and on page 26 you refer to your reliance on numerous patents. Please clarify the current status of your intellectual property.

We have made the requested change in the revised Form 10-SB/A filed concurrently with this letter.

9.        In discussing cost on page 8, you stress the inexpensive nature of this product. Yet in a risk factor on page 23 you discuss the risk that you may not be able to develop a high-volume, low-cost production capability. Please revise to clarify the cost of production and cost-effective nature of this product in the short as well as the long term.

We have made the requested change in the revised Form 10-SB/A filed concurrently with this letter.

10.       In your discussion of the market opportunities beginning on page 10, please clarify whether you have done any market studies or have any other clear basis for your belief that your product will appeal to these selected markets.

We have made the requested change in the revised Form 10-SB/A filed concurrently with this letter.

11.       On page 12, in your discussion of strategic relationships, you state that the term encompasses a wide range of relationships. Consequently, please avoid the term as much as possible and instead describe each relationship in specific terms. In particular, clarify the nature of the “partnerships” with Case Western Reserve and Texas A&M. How did they come about, and what are the general responsibilities of each party?

We have made the requested change in the revised Form 10-SB/A filed concurrently with this letter.

12.       We note your response to our prior comment no.15. If the company chooses not to exercise its option to purchase Synexus, will the company not be entirely dependent on Synexus? Describe the company’s contingency plans, if any.

The revised Form 10-SB/A filed concurrently with this letter discusses the relationship between the Company and Synexus, as it has changed since the previously filed Form 10-SB/A.

13.       In discussing your competition on page 14, please clarify the current development status of your competitors’ products.

We have made the requested change in the revised Form 10-SB/A filed concurrently with this letter.

14.       Please also revise this discussion to take into account the “significant competition” you discuss in the risk factor on page 26.

We have made the requested change in the revised Form 10-SB/A filed concurrently with this letter.

Reports to security holders, page 15

15.       You are a 1934 Act registrant required by your bylaws to hold annual meetings. Consequently, you are currently required to deliver annual reports to security holders; see the Proxy Rules. Please revise.

We have made the requested change in the revised Form 10-SB/A filed concurrently with this letter.

Management’s Discussion and Analysis, page 15

16.       We note on page 17 a reference to “our last private placement.” Please revise this section and the Recent Sales section as necessary so that the details coincide. In particular, revise this disclosure to eliminate the suggestion that there have been several recent private placements.

We have made the requested change in the revised Form 10-SB/A filed concurrently with this letter.

Critical accounting Policies, page 18

17.       Please refer to our previous comment 23. In your response you indicated that you had made the changes requested, however, your accounting policies for share based payments are not included. Please revise to include your accounting policies for share based payment. Alternatively, tell us why you believe such disclosures would not be required.

We are informing you that disclosure regarding share-based payment is not required. As of and for the year ended December 31, 2005 the Company followed the provisions of APB 25 as modified by the disclosure requirements of SFAS 123. Such disclosure has been made in the accounting policies and all proforma information required by SFAS 123 has been made in the financial statements. Disclosure has been made in the financial statements regarding subsequent accounting pronouncements for SFAS 123R. As such share-based payments is not a critical accounting policy for us at this stage.

Risk Factors, page 21

18.       Please revise your risk factor section throughout to use language specific to the company and its products. As an example only, we note on page 23, under the subheading “We expect that some of our products….” The phrase “certain of our fuel source products must be integrated…..” Reference could instead be made to the specific needs of your specific products. Use quantification wherever possible, for example on page 22 regarding the need for additional capital.

We have made the requested change in the revised Form 10-SB/A filed concurrently with this letter.

19.       For the sake of clarity, please use bold type or similar formatting for each risk factor subheading.

We have made the requested change in the revised Form 10-SB/A filed concurrently with this letter.

20.       It appears that the deleted paragraph on page 22 beginning “The Company has incurred substantial losses…” should be reinstated under its own subheading. Please revise.

We have made the requested change in the revised Form 10-SB/A filed concurrently with this letter.

Security Ownership, page 28

21.       Please identify the board members of Contango Capital Partners.

We have made the requested change in the revised Form 10-SB/A filed concurrently with this letter.

Directors, Executive Officers, Promoters and Control Persons, page 30

22.       We note your response to prior comment 34. However, we are unable to locate the disclosure regarding the employment agreement with Jerry Metz and James Longaker. Please revise or advise.

Please find the employment agreements as attached to the Company’s Form 10-SB filed on December 23, 2005. Please note these agreements are in the form of correspondence rather than a form similar to the other employment agreements for the Company.

23.       Please identify the position held by Eric Ladd, and include him in the list of executives, if appropriate.

We have made the requested change in the revised Form 10-SB/A filed concurrently with this letter.

Recent Sales of Unregistered Securities, page 41

24.        Please disclose the number of purchasers in the private placement and provide a specific date for the offering.

We have made the requested change in the revised Form 10-SB/A filed concurrently with this letter.

Financial Statements

Trulite Technology, LC Financial Statements, page F-2

Note B - Summary of Significant Accounting Policies, page F-7

General

25.       Please refer to our previous comment 43. Per review of your discussion of the two grants discussed on page 2 from The Defense Threat Reduction Agency and the United States Air Force, it appears that grants received totaled $200,000. Please revise your disclosure to disclose all material terms of the grant as this revenue is material to your financial statements. Alternatively, provide copies of the grant documents as exhibits to your filing.

Copies of the grant documents are filed as Exhibit 10.22 to the Form 10-SB/A filed concurrently with this letter.

Trulite Inc. Financial Statements, page F-2

Consolidated Financial Statements

Note B - Summary of Significant Accounting Policies, page 7

Use of Estimates, page 8

26.       Please revise to disclose management’s estimate of the stock price volatility used in the valuation of the fair value of options granted.

Please note we do not believe discussion of stock price volatility is a necessary disclosure in the estimates footnote of the financial statements as all grant of equity stock options as and for the year ended December 31, 2005 were valued under the Minimum Value Method prescribed by Statement of Financial Accounting Standard (SFAS) 123 issued by the Financial Accounting Standards Board (FASB).

Under paragraph 20 of SFAS 123, non-public entities can estimate the value of their option grants without considering the expected volatility of the stock over the expected life of the option, which is referred to as the Minimum Value Method.

Note C - Business Combinations, page 10

27.       Please refer to our previous comment 45. Note that paragraph 7 of EITF 02-5 states that SEC registrants should continue to follow the guidance in paragraph 3 when determining whether common control of separate entities exists even though paragraph 5 states that the EITF did not reach a consensus. Therefore, paragraph 3 of EITF 02-5 is applicable to your financial statements. From the schedule you  provide us in Exhibit B of your response, per review of the Statement of Stockholder’s Equity included in Trulite, Inc.’s financial statements, and the Investor Rights Agreement filed as Exhibit 10.16, Trulite Technology LC and Trulite, Inc. are entities under common control at the date of combination for the following reasons:

•	Mr. Shurtleff owned the majority of Trulite Technology, LC and retains the majority voting interest in Trulite, Inc. on July 22, 2004, the date on which the stock was issued to effect the combination.

•	The Investor Rights Agreement, which gives majority voting interest to CCP on certain matters, was not entered into until July 28, 2004.

Therefore, purchase accounting is not appropriate for this transaction as stated in  paragraphs 11 and D12 of SFAS 141. Revise your financial statements  accordingly or provide us more persuasive evidence in support of your position.

Please note that the combination of the former Trulite Technology LC, and Trulite, Inc. did not result in a common control merger, but a business combination under SFAS 141. Although Mr. Shurtleff owned the majority of Trulite Technology LC and retains majority common stock, Mr. Shurtleff does not control Trulite, Inc.

The control and governance of Trulite, Inc. is with Contango Capital Partners (CCP) the majority preferred stockholder in Trulite, Inc. We believe the reasons enumerated below adequately demonstrate that control of Trulite, Inc. is with CCP and trust you will find them persuasive.

1.
It was always intended for CCP to be the controlling shareholder in Trulite, Inc. The fact that the Investor Rights Agreement was dated six days after the combination does not negate the fact that in substance the intent was for CCP to be in the ‘drivers seat’ upon acquisition of Trulite Technology, LC.

2.
The entire deal was put together by Contango Capital Management (CCM). CCM is an investor that invests in early-stage technology based and service companies in the energy field. CCM was formed to pursue short-term and long-term opportunities arising from significant changes taking place in the energy industry. CCP (the investor in Trulite, Inc.) is CCM’s initial fund.

3.	Apart from Trulite, Inc., CCM has controlling interests in several other ventures namely, Jadoo Power Systems, Protonex, Synexus and Mobilize.

4.	CCP by virtue of its voting preferred stock can nominate, elect, remove, and replace three of Trulite’s five directors.

5.
Under the Investor Rights Agreement, CCP has several rights which inure to controlling shareholders i.e. approval for the sale of the Company to third parties, approval for amending the Company’s Certificate of Incorporation or Bylaws, and approving other transactions involving mergers, consolidations, dispositions, liquidation etc.

6.	Mr. Shurtleff can not unilaterally make any operating, financial or other decisions with respect to Trulite, Inc.

28.       Please refer to our previous comment 44. We note in your response that preferred  stock shares issued in the business combination were valued in accordance with contemporaneous cash issuances of those shares and common stock shares issued were valued according to a valuation performed by management. Please revise your financial statements to disclose the following information:

•
Disclose if the contemporaneous cash issuances of the preferred stock were with related parties. If so, disclose why you believe that these issuances represent a true fair value of the preferred stock issued.

•	Disclose the methodology used by management to value the common shares issued in this transaction and disclose the material assumptions and judgments that were used to complete the valuation.

Please note that all cash issuances of preferred stock was with CPP, the majority preferred shareholder and no other related parties.

We believe that we have complied with the disclosure requirements forpresentation of the statement of stockholder’s equity as prescribed by the FASB Industry Standard on “Development Stage Enterprises” (Section De4) and in accordance with paragraph 107 d (c) of that standard have disclosed the ‘nature of the non cash consideration and the basis for assigning amounts’ for the non cash issuances. We are not aware of any requirement in GAAP which requires disclosure of the material assumptions and judgments that were used to value non cash issuances of stock and therefore believe no revision to the financial statements is considered necessary.

29.       Please refer to our previous comment 47. If you continue to believe purchase accounting is appropriate, please revise your disclosure to state the methodology used and assumptions and judgments made in connection with estimating the fair value of your unpatented technology, specifically disclosing whether or not you relied on an independent valuation.

As stated in our response in comment 27, we believe purchase accounting is appropriate in accounting for the combination.

The fair value of the unpatented technology was determined by management of CCM without any reliance on an independent valuation.

30.       Please refer tour previous comment 48. If you continue to believe purchase accounting is appropriate, please revise your disclosure to describe the specific nature of the unpatented technology as it relates to your business. The general reference in your response to SFAS 141 is not persuasive evidence that this asset should be recorded in your statements of financial position. These appear to be R&D costs as described in SFAS 2. Furthermore, based upon your operating history, there is no evidence that these amounts will ever contribute to future revenues in either the near or long term. Provide us a schedule of the components of this technology that sets forth, for each component, the amounts accrued in each quarter. Provide us any other information that supports the recognition of this asset.

We have made the requested change in the revised Form 10-SB/A filed concurrently with this letter.

31.       Please refer to our previous comment 49. If you continue to believe purchase accounting is appropriate, please revise your disclosure to state how you assess the unpatented technology for impairment and what factors you consider in determining that the asset is not impaired. We do not understand the basis for assigning unpatented, development stage technology an indefinite life. Further, we do not believe it is appropriate to make such a determination based on predictions. See our comment above and tell us in more detail the nature of the amounts accrued and how you considered SFAS 2.

Please note that after considering the guidance in SFAS 141 we have reassessed the useful life of the unpatented technology and have determined it to have a useful life of 10 years and have accordingly adjusted the financial statements as of and from the period from inception (July 15, 2004) through December 31, 2004 and for the year ended December 31, 2005 to reflect the 10 year life.

Thank you for your attention to this matter. We look forward to hearing from you. Direct questions or requests for clarification of matters addressed in this letter may be addressed to the undersigned or to David N. Feldman, Esq. of Feldman Weinstein LLP at (212)869-7000 or by fax at (212)997-4242.

Sincerely, /s/ John Sifonis, President Trulite, Inc.